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Brenden P. Carroll brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

April 1, 2021

Filed via EDGAR

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:      Franklin Templeton Trust (the “Trust”)
(File Nos. 811-23471; 333-233596)

Dear Ms. Rossotto:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that you provided with regard to the Trust’s fourth pre-effective amendment to the registration statement on Form N-1A (the “Registration Statement”), relating to the registration of the Franklin OnChain U.S. Government Money Fund™ (the “Fund”), a series of the Trust.  The Registration Statement was filed with the Commission on March 15, 2021 under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”).

Below we have provided your comments (in bold) and the Trust’s response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Prospectus

1.                   Comment:       Please describe supplementally the composition of “other expenses” in the fee and expense table and confirm that no fees associated with the Stellar network or the App will be borne by Fund shareholders.

Response:                  “Other expenses” include Fund expenses estimated to be incurred in the Fund’s first year of operations, including transfer agency fees, custodian fees, legal fees, independent auditor fees, and trustee fees and expenses. The Trust confirms that any fees associated with the Stellar network or the App will not be borne by Fund shareholders.

27588895

Ms. Karen Rossotto U.S. Securities and Exchange Commission April 1, 2020 Page 2

2.                   Comment:       Please confirm that the contractual fee waiver and/or expense reimbursement agreements referenced in the fee and expense table will remain in effect for at least one year from the date of the Fund’s effective registration statement.  Please also indicate supplementally whether the investment manager has any current intention to not renew the contractual fee waiver and/or expense reimbursement agreements after the first year.

Response:                  The contractual fee waiver and/or expense reimbursement agreements referenced in the fee and expense table will remain in effect for at least one year from the date of the Fund’s effective registration statement. The prospectus has been revised accordingly. The investment manager currently intends to renew these agreements after the first year, although there is no guarantee that it will do so.

3.                   Comment:       Please explain supplementally whether the Fund, the investment manager or their affiliates will receive compensation for validating transactions on the Stellar network or otherwise developing the Fund on the Stellar network.

Response:                  The Trust confirms that none of the Fund, the investment manager or their affiliates will receive compensation for validating transactions on the Stellar network or otherwise developing the Fund on the Stellar network.

4.                   Comment:       Please confirm supplementally that the monthly account statements referenced in the “Statements, Reports and Prospectuses” section will be electronically delivered through the App.

Response:                  The monthly account statements referenced in the “Statements, Reports and Prospectuses” section will be electronically delivered through the App. The prospectus has been revised accordingly.

Statement of Additional Information

5.                   Comment:       Please describe supplementally the changes made in the “Liquidity” section.

Response:                  The changes in the “Liquidity” section were intended to clarify that, for purposes of calculating “daily liquid assets” and “weekly liquid assets” under Rule 2a-7 under the 1940 Act and consistent with Staff guidance,1 the Fund may not use interest rate readjustments to “shorten” the maturity of the Fund’s investments.

Ms. Karen Rossotto U.S. Securities and Exchange Commission April 1, 2020 Page 3

6.                   Comment:       Please describe supplementally the changes made in the “Illiquid securities” section and indicate whether the changes represent a change in policy.

Response:                  The changes in the “Illiquid securities” section were intended to streamline the Fund’s current disclosure.  At all times, the Fund will seek to comply with the liquidity requirements under Rule 2a-7 under the 1940 Act.

7.                   Comment:       In the “Use of Blockchain” section, you indicate that “the Fund’s shares may be recorded on a blockchain other than the Stellar network if the Fund’s investment manager determines that such a change would be in the best interest of the Fund and Fund shareholders.”  Please explain supplementally whether you have any current intention to record the shares of the Fund on a blockchain other than the Stellar network.

Response:                  Neither the investment manager nor the Fund currently intends to record the shares of the Fund on a blockchain other than the Stellar network.

1              See Staff Responses to Questions About Money Market Fund Reform, Question II.1 (Aug. 7, 2012), available at https://www.sec.gov/divisions/investment/guidance/mmfreform-imqa.htm.

Ms. Karen Rossotto U.S. Securities and Exchange Commission April 1, 2020 Page 4

Please do not hesitate to contact me at (202) 261-3458 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Brenden P. Carroll

Brenden P. Carroll

Dechert LLP

cc:    Alison E. Baur, Deputy General Counsel, Franklin Templeton Investments

         Navid J. Tofigh, Associate General Counsel, Franklin Templeton Investments

Timothy A. Spangler, Partner, Dechert LLP

         Andrew J. Schaffer, Associate, Dechert LLP